UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of
1934

For the month of November, 2026            Commission File Number:001-15014

SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Exhibit

99.1    Press Release dated November 4, 2026 – Sun Life Reports Third Quarter 2026 Results

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Sun Life Financial Inc.
                        (Registrant)

Date: November 4, 2026                By    /s/ “Kevin Armitage”
                            Kevin Armitage
    AVP & Managing Counsel, Corporate Legal

Exhibit 99.1